SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2005

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

18/F, Two Harbourfront

22 Tak Fung Street

Hunghom, Kowloon

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☑        Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐        No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Announcement dated May 5, 2005 regarding the results of the registrant’s annual general meeting.

1.2	Press release dated May 5, 2005 regarding the registrant’s key performance indicators for the first quarter of 2005.

1.3	Announcement dated May 5, 2005 regarding the registrant’s key performance indicators for the first quarter of 2005.

1.4	Announcement dated May 5, 2005 regarding the results of Hutchison Global Communications Holdings Limited’s annual general meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2005

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Chan Ting Yu
Chan Ting Yu
Executive Director

Exhibit 1.1

ANNUAL GENERAL MEETING

HELD ON 5 MAY 2005 - POLL RESULTS

Hutchison Telecommunications International Limited (the “Company”) announces the poll results in respect of the resolutions proposed at the annual general meeting (the “AGM”) of the Company held on 5 May 2005 as follows:-

No. of Votes (Approx. %)
Resolutions proposed at the AGM		For	Against
1	To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31 December 2004. The resolution was duly passed as an ordinary resolution.	3,889,336,108 (100.0000)%	1,000 (0.0000)%

2(a)	To re-elect Mr. Dennis Pok Man LUI as a director.	3,915,746,327 (99.9939)%	239,635 (0.0061)%
The resolution was duly passed as an ordinary resolution.

2(b)	To re-elect Mr. Tim Lincoln PENNINGTON as a director.	3,915,746,300 (99.9939)%	239,635 (0.0061)%
The resolution was duly passed as an ordinary resolution.

2(c)	To re-elect Mr. CHAN Ting Yu as a director.	3,915,736,300 (99.9939)%	239,635 (0.0061)%
The resolution was duly passed as an ordinary resolution.

2(d)	To re-elect Mr. WOO Chiu Man, Cliff as a director.	3,915,736,300 (99.9939)%	239,635 (0.0061)%
The resolution was duly passed as an ordinary resolution.

2(e)	To re-elect Mrs. CHOW WOO Mo Fong, Susan as a director.	3,915,736,314 (99.9939)%	239,635 (0.0061)%
The resolution was duly passed as an ordinary resolution.

2(f)	To re-elect Mr. Frank John SIXT as a director.	3,915,737,921 (99.9939)%	238,000 (0.0061)%
The resolution was duly passed as an ordinary resolution.

2(g)	To re-elect Mr. KWAN Kai Cheong as a director.	3,915,737,935 (99.9939)%	238,000 (0.0061)%
The resolution was duly passed as an ordinary resolution.

2(h)	To re-elect Mr. John W. STANTON as a director.	3,915,737,949 (99.9939)%	238,000 (0.0061)%
The resolution was duly passed as an ordinary resolution.

2(i)	To re-elect Mr. Kevin WESTLEY as a director.	3,915,737,935 (99.9939)%	238,000 (0.0061)%
The resolution was duly passed as an ordinary resolution.

2(j)	To authorise the board of directors to fix the directors’ remuneration.	3,910,908,738 (100.0000)%	1,000 (0.0000)%
The resolution was duly passed as an ordinary resolution.

3	To re-appoint PricewaterhouseCoopers as the auditors of the Company and to authorise the board of directors to fix their remuneration. The resolution was duly passed as an ordinary resolution.	3,915,801,934 (99.9957)%	169,000 (0.0043)%

4(a)

Ordinary resolution on item 4(A) of the Notice of the AGM

(To grant a general mandate to the directors of the Company to issue additional shares).

The resolution was duly passed as an ordinary resolution.

		3,662,454,333 (93.5260)%	253,519,601 (6.4740)%

4(b)	Ordinary resolution on item 4(B) of the Notice of the AGM (To grant a general mandate to the directors of the Company to repurchase shares). The resolution was duly passed as an ordinary resolution.	3,905,893,723 (99.7426)%	10,078,500 (0.2574)%

4(c)

Ordinary resolution on item 4(C) of the Notice of the AGM

(To extend the general mandate to the directors of the Company to issue additional shares).

The resolution was duly passed as an ordinary resolution.

		3,880,089,448 (99.0836)%	35,884,500 (0.9164)%

5	Special resolution on item 5 of the Notice of the AGM (To amend the Articles of Association of the Company). The resolution was duly passed as a special resolution.	3,915,878,934 (99.9979)%	83,500 (0.0021)%

As at the date of the AGM, the issued share capital of the Company was 4,500,000,000 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM. There were no restrictions on any shareholders to cast votes on any of the proposed resolutions at the AGM.

Computershare Hong Kong Investor Services Limited, the Branch Share Registrars of the Company, acted as scrutineers for the poll at the AGM.

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Non-executive Directors:

Mr. Dennis Pok Man LUI	Mr. FOK Kin-ning, Canning
Mr. Tim PENNINGTON	Mrs. CHOW WOO Mo Fong, Susan
Mr. CHAN Ting Yu	Mr. Frank John SIXT
Mr. WOO Chiu Man, Cliff

Independent Non-executive Directors:

Mr. KWAN Kai Cheong
Mr. John W. STANTON
Mr. Kevin WESTLEY
For and on behalf of
HUTCHISON TELECOMMUNICATIONS
INTERNATIONAL LIMITED

Edith Shih
Company Secretary
Hong Kong, 5 May 2005

Exhibit 1.2

For immediate release

HUTCHISON TELECOM ANNOUNCES

KEY PERFORMANCE INDICATORS FOR FIRST QUARTER 2005

Hong Kong, 5 May 2005 – Hutchison Telecommunications International Limited (“Hutchison Telecom” or “the Company”; SEHK: 2332, NYSE: HTX) is pleased to announce its unaudited key performance indicators in respect of its mobile operations for the first quarter ended 31 March 2005.

For the quarter Hutchison Telecom’s mobile customer base grew to approximately 13.3 million customers, an increase of 6.2% from the end of the fourth quarter 2004 and an increase of 35.1% when compared to the 9.9 million customers reported at the end of the same quarter in 2004.

Commenting on the key performance indicators, Dennis Lui, Chief Executive Officer, Hutchison Telecom, said:

“We are off to a strong start in 2005. We added 775,000 customers to our worldwide base, which now takes us to 13.3 million customers, up 35% from the same period a year ago.

“I am also pleased that our customer base grew in each of our markets. This, combined with our unwavering focus on the expense side of our business, will support the Group’s financial performance over the full year.”

Tim Pennington, Chief Financial Officer said: “We are pleased to confirm the 2005 full year outlook provided on 7 March 2005 despite lower-than-anticipated market growth in India during the first quarter.”

Mr Pennington further added: “Following the successful completion by Partner Communications of the buyback and subsequent cancellation of 18% of its own shares, we have a resulting ownership of approximately 52.2%. From the start of the second quarter of 2005 we will move from equity accounting to fully consolidating Partner’s results. As stated in Hutchison Telecom’s announcement on 20 April, 2005, such consolidation is expected to result in a material upward adjustment to the revenue, total assets and gross profit to be reported in the consolidated financial statements of Hutchison Telecom in its 2005 interim results and annual results.”

“In Hutchison Telecom’s previous outlook, we expected our consolidated capital expenditure for 2005 to be in line with that for 2004. Partner’s capital expenditure guidance for 2005 is approximately HK$1.0 billion. Hutchison Telecom’s consolidated capital expenditure for 2005 is therefore expected to be in the region of HK$5.5 billion to HK$6 billion.”

The key performance indicators for the first quarter of 2005 and the comparative figures for the four previous quarters are as follows:

First Quarter Key Performance Indicators

1 Customer Base

Customer Base	Q1 2005 31 March 2005			Q4 2004 31 December 2004			Q3 2004 30 September 2004			Q2 2004 30 June 2004			Q1 2004 31 March 2004
Country	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)
Hong Kong (incl Macau)	2,204	1,291	913	2,195	1,270	925	2,176	1,248	928	2,113	1,233	880	2,040	1,210	830
India	7,798	2,265	5,533	7,159	2,135	5,024	6,351	1,797	4,554	5,751	1,479	4,272	5,129	1,182	3,947
Israel	2,372	1,666	706	2,340	1,640	700	2,269	1,576	693	2,202	1,524	678	2,165	1,501	664
Thailand	662	344	318	615	362	253	585	407	178	530	429	101	379	379	—
Others	293			244			205			163			150

GROUP MOBILE TOTAL	13,328			12,553			11,586			10,759			9,863

Notes:

(1)	A customer is defined as a Postpaid Customer or a Prepaid Customer who has a SIM or USIM that can access to the network for any purpose, including voice, data or video services
(2)	Post paid customers are defined those whose mobile telecommunications service usage paid for in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.
(3)	Prepaid customer defined as prepaid SIM cards that have not been used up or expired at period end.
(4)	All numbers quoted on the basis of the total customer base of the operation irrespective of the company’s ownership percentage.
(5)	All numbers quoted as at last day of the quarter
(6)	Others currently comprise Ghana, Paraguay and Sri Lanka
(7)	The data Israel for 2004 relates to 2G services only and for Q1 2005 relates to both 2G and 3G services

2 ARPU (per user per month)

ARPU[1]		Q1 2005 31 March 2005			Q4 2004 31 December 2004			Q3 2004 30 September 2004			Q2 2004 30 June 2004			Q1 2004 31 March 2004
Country	Currency	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	HKD	145	199	31	156	210	40	151	205	36	152	207	36	146	201	33
India	INR	568	1,178	313	589	1,247	318	583	1,293	318	591	1,408	328	592	1,467	339
Israel	NIS	157			167			176			171			168
Thailand	THB	745	1,155	260	876	1,187	313	927	1,116	334	1,137	1,246	331	1,711	1,711	—
Others	USD	9.36			10.68			12.39			13.47			13.97

Notes:

(1)	ARPU is calculated as the total service revenues during the period divided by the weighted average number of activated customers in the period.
(2)	The basis for the calculation has been changed from the Prospectus in two material respects - (I) Customers - the quarterly KPIs uses “weighted” average subscribers whereas the Prospectus uses “simple” average; and (ii) Period - the quarterly KPIs use three month average data whereas the Prospectus used 12 or 6 month average data.
(3)	Service revenues are defined as the direct recurring service revenues plus roaming revenues
(4)	The data Israel for 2004 relates to 2G services only and for Q1 2005 relates to both 2G and 3G services
(5)	Others include Ghana, Paraguay and Sri Lanka

3 Minutes of use

MOU[1]	Q1 2005 31 March 2005			Q4 2004 31 December 2004			Q3 2004 30 September 2004			Q2 2004 30 June 2004			Q1 2004 31 March 2004
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	394	558	45	407	573	50	396	558	51	377	535	46	368	523	43
India	342	629	222	337	625	219	334	662	211	343	731	218	348	775	224
Israel	289			288			291			283			280
Thailand	381	513	223	422	524	238	441	513	278	593	658	318	583	583	—
Others	157			179			184			178			175

Notes:

(1)	Minutes of Use - are the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, including both inbound and outbound roaming during the period) divided by the weighted average number of postpaid/prepaid activated customers for the period.
(2)	The basis for the calculation has been changed from the Prospectus in two material respects - (I) Customers - the quarterly KPIs uses “weighted” average subscribers whereas the Prospectus uses “simple” average; and (ii) Period - the quarterly KPIs use three month average data whereas the Prospectus used 12 or 6 month average data.
(3)	The data Israel for 2004 relates to 2G services only and for Q1 2005 relates to both 2G and 3G services
(4)	Others currently comprise Ghana, Paraguay and Sri Lanka

4. Churn (% per month)

Churn[1]	Q1 2005 31 March 2005			Q4 2004 31 December 2004			Q3 2004 30 September 2004			Q2 2004 30 June 2004			Q1 2004 31 March 2004
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	4.3%	2.1%	7.3%	4.5%	2.5%	7.3%	4.6%	2.8%	7.2%	4.8%	2.7%	7.9%	4.3%	2.3%	7.1%
India	6.5%	5.8%	6.8%	8.1%	5.8%	9.1%	8.0%	5.5%	9.0%	7.8%	5.5%	8.6%	6.4%	4.8%	6.9%
Israel	1.3%			1.0%			0.9%			1.1%			1.1%
Thailand	7.9%	5.2%	11.3%	7.4%	6.7%	9.0%	n.m.	n.m.	7.8%	2.1%	1.8%	3.5%	0.5%	0.5%	—
Others	2.4%			4.2%			2.4%			3.3%			2.2%

Notes:

(1)	Churn % represents the average of the churn rates for each month in the period, which are calculated by dividing the number of disconnections (net of reconnection and internal migration between networks) for the relevant period by the subscriber numbers at the beginning of such period.
(2)	The basis for the calculation has been changed from the Prospectus in two material respects - (I) Customers - the quarterly KPIs uses “weighted” average subscribers whereas the Prospectus uses “simple” average; and (ii) Period - the quarterly KPIs use three month average data whereas the Prospectus used 12 or 6 month average data.
(3)	The data Israel for 2004 relates to 2G services only and for Q1 2005 relates to both 2G and 3G services
(4)	Others currently comprise Ghana, Paraguay and Sri Lanka

Forward-looking statements:

This release contains forward-looking statements. Statements that are not historical facts, including statements about Hutchison Telecom’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Hutchison Telecom undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks uncertainties and assumptions. Hutchison Telecom cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from Hutchison Telecom’s forward-looking statements can be found in Hutchison Telecom’s filings with the United States Securities and Exchange Commission.

Caution statement:

The board of directors of Hutchison Telecom wishes to remind investors that the above key performance indicators are based on the Company’s unaudited internal records. Investors are cautioned not to unduly rely on such data. Investors are advised to exercise caution in dealing in the securities of the Company.

For further information, please contact:

Citigate Dewe Rogerson

Bruce Shu

Tel: 2533 4607

Mobile: 9132 2906

Email: bruce.shu@citigatedr-hk.com

Jasmine Yap

Tel: 2533 4641

Mobile: 9325 3363

Email: jasmine.yap@citigatedr-hk.com

Notes to editors:

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (Hutchison Telecom) is a leading global provider of telecommunications services, currently serving nine markets around the world.

Hutchison Telecom currently operates mobile and fixed telecommunications services in Hong Kong and mobile services also in Macau, India, Israel, Thailand, Paraguay, Sri Lanka and Ghana, with Vietnam intending to commence service in late 2005. It was the first provider of 3G mobile services in Hong Kong, where it also provides broadband and fixed-line telecommunications services. Hutchison Telecom operates common brands across its business including “Hutch”, “3” and “Orange”. It is a listed company whose American depositary shares are quoted on the New York Stock Exchange under the ticker “HTX” and shares are listed on the Hong Kong Stock Exchange under the stock code “2332”.

A subsidiary of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is dedicated to providing superior telecommunications services in markets with high growth potential. For more information, please visit www.htil.com.

Exhibit 1.3

ANNOUNCEMENT

Consistent with the Company’s prior practice to enhance the transparency of the Group and to provide information with which its shareholders, investors and the public may better appraise the business performance of the Group, the Board announces certain selected unaudited key performance indicators for the first quarter of 2005.

As a result of the Company consolidating the accounts of Partner from the start of the second quarter of 2005, the Company’s consolidated capital expenditure for 2005 is expected to increase.

The Company discloses selected unaudited key performance indicators of the Group’s mobile telecommunications businesses on a quarterly basis in order to enhance the transparency of the Group and to provide information with which our shareholders, investors and the public may better appraise the business performance of the Group.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS FOR 3 MONTHS ENDED 31 MARCH 2005

The Group’s mobile customer base was approximately 13,328,000 as at 31 March 2005. The key performance indicators for the first quarter of 2005 and the comparative figures for the four previous quarters are as follows:

Customer Base

	Q1 2005			Q4 2004			Q3 2004			Q2 2004			Q1 2004
	31 March 2005			31 December 2004			30 September 2004			30 June 2004			31 March 2004
Country	Total	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total	Postpaid	Prepaid
	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)
Hong Kong (incl Macau)	2,204	1,291	913	2,195	1,270	925	2,176	1,248	928	2,113	1,233	880	2,040	1,210	830
India	7,798	2,265	5,533	7,159	2,135	5,024	6,351	1,797	4,554	5,751	1,479	4,272	5,129	1,182	3,947
Israel	2,372	1,666	706	2,340	1,640	700	2,269	1,576	693	2,202	1,524	678	2,165	1,501	664
Thailand	662	344	318	615	362	253	585	407	178	530	429	101	379	379	—
Others	293	x	x	244	x	x	205	x	x	163	x	x	150	x	x

Group Mobile Total	13,328			12,553			11,586			10,759			9,863

Notes:

(1)	All numbers quoted on the basis of the total customer base of the operation irrespective of the Company’s ownership percentage.
(2)	All numbers quoted as at last day of the quarter.
(3)	The data for Israel for 2004 relates to 2G services only and for Q1 2005 relates to both 2G and 3G services.

ARPU

		Q1 2005			Q4 2004			Q3 2004			Q2 2004			Q1 2004
		31 March 2005			31 December 2004			30 September 2004			30 June 2004			31 March 2004
Country	Currency	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	HKD	145	199	31	156	210	40	151	205	36	152	207	36	146	201	33
India	INR	568	1,178	313	589	1,247	318	583	1,293	318	591	1,408	328	592	1,467	339
Israel	NIS	157	x	x	167	x	x	176	x	x	171	x	x	168	x	x
Thailand	THB	745	1,155	260	876	1,187	313	927	1,116	334	1,137	1,246	331	1,711	1,711	—
Others	USD	9.36	x	x	10.68	x	x	12.39	x	x	13.47	x	x	13.97	x	x

Notes:

(1)	The basis for the calculation has been changed from the basis as set out in the Prospectus.
(2)	The data for Israel for 2004 relates to 2G services only and for Q1 2005 relates to both 2G and 3G services.

MOU

	Q1 2005			Q4 2004			Q3 2004			Q2 2004			Q1 2004
	31 March 2005			31 December 2004			30 September 2004			30 June 2004			31 March 2004
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	394	558	45	407	573	50	396	558	51	377	535	46	368	523	43
India	342	629	222	337	625	219	334	662	211	343	731	218	348	775	224
Israel	289	x	x	288	x	x	291	x	x	283	x	x	280	x	x
Thailand	381	513	223	422	524	238	441	513	278	593	658	318	583	583	—
Others	157	x	x	179	x	x	184	x	x	178	x	x	175	x	x

Notes:

(1)	The basis for the calculation has been changed from the basis as set out in the Prospectus.
(2)	The data for Israel for 2004 relates to 2G services only and for Q1 2005 relates to both 2G and 3G services.

Churn1

	Q1 2005			Q4 2004			Q3 2004			Q2 2004			Q1 2004
	31 March 2005			31 December 2004			30 September 2004			30 June 2004			31 March 2004
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	4.3%	2.1%	7.3%	4.5%	2.5%	7.3%	4.6%	2.8%	7.2%	4.8%	2.7%	7.9%	4.3%	2.3%	7.1%
India	6.5%	5.8%	6.8%	8.1%	5.8%	9.1%	8.0%	5.5%	9.0%	7.8%	5.5%	8.6%	6.4%	4.8%	6.9%
Israel	1.3%	x	x	1.0%	x	x	0.9%	x	x	1.1%	x	x	1.1%	x	x
Thailand	7.9%	5.2%	11.3%	7.4%	6.7%	9.0%	N.M.	N.M.	7.8%	2.1%	1.8%	3.5%	0.5%	0.5%	—
Others	2.4%	x	x	4.2%	x	x	2.4%	x	x	3.3%	x	x	2.2%	x	x

Notes:

(1)	Churn % represents the average of the churn rates for each month in the period, which are calculated by dividing the number of disconnections (net of reconnection and internal migration between networks) for the relevant period by the customer numbers at the beginning of such period.
(2)	The basis for the calculation has been changed from the basis as set out in the Prospectus.
(3)	N.M. indicates not meaningful.
(4)	The data for Israel for 2004 relates to 2G services only and for Q1 2005 relates to both 2G and 3G services.

As a result of Partner becoming a subsidiary of the Company, the Company will consolidate the accounts of Partner from the start of the second quarter of 2005. In the Company’s 2005 full year outlook published on 7 March 2005, the Company expected its consolidated capital expenditure for 2005 to be in line with that for 2004. Partner’s capital expenditure guidance for 2005 is NIS600 million (approximately HK$1.0 billion). The Company’s consolidated capital expenditure for 2005 is therefore expected to be in region of HK$5.5 billion to HK$6 billion.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited internal records. Investors are cautioned not to unduly rely on such data.

Investors are advised to exercise caution in dealing in the securities of the Company.

As at the date of this announcement, the Directors are:

Executive Directors:	Non-executive Directors:

Mr. Dennis Pok Man LUI	Mr. FOK Kin-ning, Canning
Mr. Tim PENNINGTON	Mrs. CHOW WOO Mo Fong, Susan
Mr. CHAN Ting Yu Mr. WOO Chiu Man, Cliff	Mr. Frank John SIXT

Independent Non-executive Directors:

Mr. KWAN Kai Cheong
Mr. John W. STANTON
Mr. Kevin WESTLEY

DEFINITIONS

“ARPU”	average revenue per user, calculated by the Group as the total Service Revenues during the period divided by the weighted average number of activated Customers in the period

“Board”	the board of Directors

“Company”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose securities are listed on the Main Board of the Stock Exchange

“Customer”	a postpaid customer or a prepaid customer who has a SIM or USIM that has access to the network for any purpose, including voice, data or video services

“Directors”	directors of the Company

“Group”	the Company and its subsidiaries

“HKD” or “HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“INR”	Indian Rupees, the lawful currency of India

“KPI”	key performance indicator

“Listing Rules”	Rules Governing the Listing of Securities on the Main Board of the Stock Exchange

“MOU”	minutes of use, being the total minutes carried over the network (2G total airtime usage plus 3G voice and video usage, including both inbound and outbound roaming during the period) divided by the weighted average number of activated Postpaid Customers and/or Prepaid Customers (as applicable) for the relevant period

“NIS”	New Israeli Shekels, the lawful currency of Israel

“Others”	the Company’s mobile telecommunications businesses in other countries which currently comprise Ghana, Paraguay and Sri Lanka

“Partner”	Partner Communications Company Ltd., a company whose shares are listed on the Tel Aviv Stock Exchange with American depositary shares quoted on Nasdaq and traded on the London Stock Exchange and which holds a licence to provide GSM 900, GSM 1800 and 3G telecommunications services in Israel

“Postpaid Customers”	those whose mobile telecommunications service usage is paid for in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service

“Prospectus”	prospectus issued by the Company dated 30 September 2004 for the global offering of its shares

“Prepaid Customers”	those whose prepaid SIM cards have not been used up or expired at the end of the relevant period

“Service Revenues”	the direct recurring service revenues plus roaming revenues

“SIM card”	subscriber identity module card

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	has the meaning ascribed to it in Rule 1.01 of the Listing Rules

“THB”	Thai Baht, the lawful currency of Thailand

“United States”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“USD”	United States dollars, the lawful currency of the United States

For the purpose of this announcement and for reference purpose only, an exchange rate of NIS1.00 to HK$1.8 is adopted.

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 5 May 2005

Exhibit 1.4

ANNUAL GENERAL MEETING

HELD ON 5 MAY 2005 - POLL RESULTS

Hutchison Global Communications Holdings Limited (the “Company”) announces the poll results in respect of the resolutions proposed at the annual general meeting (the “AGM”) of the Company held on 5 May 2005 as follows:

No. of Votes (Approx. %)
Resolutions proposed at the AGM		For	Against
1	To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31 December 2004. The resolution was duly passed as an ordinary resolution.	4,544,542,628 (99.9522)%	2,172,000 (0.0478)%

2(a)	To re-elect Mr. LAI Kai Ming, Dominic as a director.	4,422,040,628 (99.9509)%	2,172,000 (0.0491)%
The resolution was duly passed as an ordinary resolution.

2(b)	To re-elect Ms. CHAN Wen Mee, May (Michelle) as a director.	4,422,040,628 (99.9509)%	2,172,000 (0.0491)%
The resolution was duly passed as an ordinary resolution.

2(c)	To re-elect Mr. Tuan LAM as a director.	4,422,040,628 (99.9509)%	2,172,000 (0.0491)%
The resolution was duly passed as an ordinary resolution.

2(d)	To re-elect Mr. CHENG Ming Fun, Paul as a director.	4,422,040,628 (99.9509)%	2,172,000 (0.0491)%
The resolution was duly passed as an ordinary resolution.

2(e)	To authorise the board of directors to fix the directors’ remuneration.	4,422,040,628 (99.9509)%	2,172,000 (0.0491)%
The resolution was duly passed as an ordinary resolution.

3	To re-appoint PricewaterhouseCoopers as the auditors of the Company and to authorise the board of directors to fix their remuneration. The resolution was duly passed as an ordinary resolution.	4,544,542,628 (99.9522)%	2,172,000 (0.0478)%

4(a)

Ordinary resolution on item 4(A) of the Notice of the AGM

(To grant a general mandate to the directors of the Company to issue additional shares).

The resolution was duly passed as an ordinary resolution.

		4,544,542,628 (99.9522)%	2,172,000 (0.0478)%

4(b)	Ordinary resolution on item 4(B) of the Notice of the AGM (To grant a general mandate to the directors of the Company to repurchase shares). The resolution was duly passed as an ordinary resolution.	4,544,542,628 (99.9522)%	2,172,000 (0.0478)%

4(c)

Ordinary resolution on item 4(C) of the Notice of the AGM

(To extend the general mandate to the directors of the Company to issue additional shares).

The resolution was duly passed as an ordinary resolution.

		4,544,542,628 (99.9522)%	2,172,000 (0.0478)%

5	Special Resolution on item 5 of the Notice of the AGM (To amend the Bye-laws of the Company). The resolution was duly passed as a special resolution.	4,422,040,628 (97.2579)%	124,674,000 (2.7421)%

As at the date of the AGM, the issued share capital of the Company was 6,903,975,961 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM. There were no restrictions on any shareholders to cast votes on any of the proposed resolutions at the AGM.

Computershare Hong Kong Investor Services Limited, the Branch Share Registrars of the Company, acted as scrutineers for the poll at the AGM.

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Non-executive Directors:

Mr. FOK Kin-ning, Canning (Chairman)	Mr. Tuan LAM
Mr. LAI Kai Ming, Dominic (Deputy Chairman)	Mr. YANG Paul Chunyao
Mrs. CHOW WOO Mo Fong, Susan	(alternate to Mr. Tuan Lam)
Mr. Frank John SIXT
Mr. Dennis Pok Man LUI	Independent Non-executive Directors:
Mr. WONG King Fai, Peter	Mr. CHENG Ming Fun, Paul
Mr. KAN Ka Wing, Frankie	Mr. CHEONG Ying Chew, Henry
Ms. CHAN Wen Mee, May (Michelle)	Dr. LAM Lee G.
Mr. LAM Hon Nam

For and on behalf of
HUTCHISON GLOBAL COMMUNICATIONS HOLDINGS LIMITED

Edith Shih
Company Secretary

Hong Kong, 5 May 2005
* For identification purposes only

A member of Hutchison Telecom Group